Boundary Layer
Technologies Inc.
(a Delaware Corporation)

Reviewed Consolidated Financial Statements

As of the years ended December 31, 2022 and
December 31, 2021

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Boundary Layer Technologies Inc.

Table of Contents




Independent Accountant's Review Report

November 9, 2023
To: Board of Directors of Boundary Layer Technologies Inc.
Attn: Ed Kearney, CEO
Re: Financial Review 2022-2021

Financial Review of the Consolidated Financial Statements

We have reviewed the accompanying consolidated financial statements of Boundary Layer Technologies Inc. (the "Company"), which comprise the consolidated balance sheet as of the years ended December 31, 2022 and December 31, 2021 and the related statements of income, equity, and cash flows for the period then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements of Boundary Layer Technologies Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
November 9, 2023





Boundary Layer Technologies Inc.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021
(Unaudited)

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	342,147	$	1,577,662
R&D tax credit receivable		6,921		8,511
Prepaids		22,009		14,709
Total Current Assets		371,078		1,600,882
Property and Equipment				
Fixed asset, net		717		1,660
Net Property and Equipment		717		1,660
Other Assets				
ROU asset - Financing		22,769		-
ROU asset - Operating		536,436		-
Deposits		10,500		-
Total Other Assets		569,705		-
Total Assets	$	941,500	$	1,602,543
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	75,605	$	20,900
Accrued expenses		11,472		5,936
Customer deposits		30,000		-
Taxes payable		(11)		283
Payroll liabilities		9,154		8,722
Current portion of lease liability - Operating		117,013		-
Current portion of lease liability - Financing		7,146		-
Total Current Liabilities		250,379		35,841
Long-Term Liabilities				
Founder loans		264,065		15,071
Lease liability, net of current portion - Operating		425,265		-
Lease liability, net of current portion - Financing		16,689		-
Total Long-Term Liabilities		706,019		15,071
Total Liabilities		956,398		50,912
Stockholders' equity				
Common Stock, $0.00001 par value; 10,000,000 authorized;				
4,449,890 issued and outstanding		52		51
Additional Paid in Capital		9,538		5,175
Safe Notes		4,856,247		4,606,247
Retained Earnings		(4,884,576)		(3,057,704)
Cumulative Translation adjustment		3,839		(2,139)
Total Stockholders' Equity		(14,899)		1,551,631
Total Liabilities and Stockholders' Equity	$	941,499	$	1,602,542

The accompanying footnotes are an integral part of these financial statements.

Boundary Layer Technologies Inc.
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	48,515	63,517
General and administrative	216,338	93,065
Salaries and wages	624,488	497,109
Product development	528,615	212,957
Software	65,419	82,361
Leases - Operating	109,995	42,219
Professional services	216,137	130,610
Depreciation	3,591	-
Total Operating Expenses	1,813,098	1,121,839
Other Income		
Other income/expense	(7,982)	69
Loan forgiveness	-	80,231
Interest expense	(1,180)	-
FX conversion	(4,612)	(3,766)
Total Other income (expense)	(13,774)	76,533
Net Income (Loss)	$ (1,826,872)	$ (1,045,305)

The accompanying footnotes are an integral part of these financial statements.

Boundary Layer Technologies and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Cumulative Translation Adjustment	Total Stockholders' Equity
	Shares	Value ($0.00001 par)					
Balance as of December 31, 2020	5,083,334	$ 51	$ 3,353	$3,072,400	$ (2,012,399)	$ (5,960)	$ 1,057,445
Options Exercised	66,209	1	1,822	-	-	-	1,823
Issuance of SAFE Notes	-	-	-	1,533,847	-	-	1,533,847
Net loss	-	-	-	-	(1,045,305)	3,821	(1,041,484)
Balance as of December 31, 2021	5,149,543	51	5,175	4,606,247	(3,057,704)	(2,139)	1,551,631
Stock Buy back	(767,000)	-	-	-	-	-	-
Options Exercised	67,347	1	4,363	-	-	-	4,364
Issuance of SAFE Notes	-	-	-	250,000	-	-	250,000
Net loss	-	-	-	-	(1,826,872)	5,978	(1,820,894)
Balance as of December 31, 2022	4,449,890	$ 52	$ 9,538	$4,856,247	$ (4,884,576)	$ 3,839	$ (14,899)

The accompanying footnotes are an integral part of these financial statements.

Boundary Layer Technologies and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,826,872)	$ (1,045,305)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	943	943
Forgiveness of Debt	-	(83,332)
Loss on FX conversion	4,972	2,909
ROU assets and lease liabilities	6,909	-
Changes in operating assets and liabilities:		
R&D tax credit receivable	1,590	25,463
Prepaids	(7,300)	(14,708)
Deposits	(10,500)	1,433
Accounts payable	54,706	2,884
Accrued expenses	5,675	(1,751)
Deferred revenue	30,000	-
Net cash provided by (used in) operating activities	(1,739,878)	(1,111,465)
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Notes payable advances	250,000	-
Issuance of Safe Notes	250,000	1,533,847
Proceeds from exercised options	4,363	1,822
Net cash used in financing activities	504,363	1,535,669
Net change in cash and cash equivalents	(1,235,514)	424,204
Cash and cash equivalents at beginning of period	1,577,662	1,153,458
Cash and cash equivalents at end of period	$ 342,148	$ 1,577,662
Supplemental information		
Interest paid	$ 1,180	$ -
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

BOUNDARY LAYER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Included in these consolidated financial statements are operations of Boundary Layer Technologies, Inc. and its wholly owned subsidiary (collectively, which may be referred to as the "Company", "we," "us," or "our"):

- Boundary Layer Technologies AU Pty Ltd

Boundary Layer Technologies Inc., the parent entity, was registered in Delaware on April 16, 2018. The Company produces personal recreational watercrafts that feature a fully computer stabilized hydrofoil. The Company's headquarters are in San Francisco, California. The Company began operations in 2018.

Since inception, the Company has relied on contributions from owners and the issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, Boundary Layer Technologies AU Pty Limited an entity operating out of Australia. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other

BOUNDARY LAYER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

comprehensive loss in the consolidated financial statements. Foreign currency cumulative translation adjustments resulted in a gain of $3,839 and a loss of ($2,139) in 2022 and 2021, respectively.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Prepaid Expenses

The Company had a prepaid expenses balance of $22,009 and $14,709 as of December 31st, 2022 and 2021, respectively, primarily consisting of prepaid subscriptions and prepaid taxes.

BOUNDARY LAYER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

BOUNDARY LAYER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. As of December 31, 2022 the Company generates revenue streams by collecting deposits from its customers on their upcoming personal watercraft vehicle. The Company's payments are generally collected upfront. The Company has deferred revenue totaling $30,000 and $0 on December 31, 2022 and 2021, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in right-of-use ("ROU") assets of $536,436 and lease liabilities of $542,278.

Additionally, amounts previously reported as capital lease assets and included in property and equipment have been reclassified in the December 31, 2022 balance sheet as finance lease right to use assets and the related capital lease obligations have been reclassified in the December 31, 2022 balance sheet as finance lease liabilities. Presentation on the income statement has not been impacted for existing operating and finances leases.

As part of the adoption process the Company made the following elections:

BOUNDARY LAYER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Refer to Note 8 to our financial statements for further disclosures regarding the impact of adopting this standard.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31, 2022 and 2021 consists of the following:

	2022	2021
Software	30,750	30,750
Machinery, Equipment & Tools	14,959	15,413
Vehicles	20,335	20,335
Boat asset	2,509	2,509
Computer & Office Equipment	45,504	34,339
Accumulated Depreciation/Amortization	(113,340)	(101,686)
Total	$ 717	$ 1,660

As of December 31, 2022 and 2021 the Company had depreciation expense of $943 and $943, respectively.

NOTE 4 – RELATED PARTY

From time to time the Company takes advances from members. As of December 31, 2022, and 2021, the balance of the advances from related parties was $250,000 and $0, respectively. These advances have a stated interest rate of 4.42%. There is no specified maturity date.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock

BOUNDARY LAYER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

The Company authorized 10,000,000 shares of common stock at $0.00001 par value. As of December 31, 2022 and 2021 the Company had shares issued and outstanding to the total of 4,449,890 and 5,149,543, respectively.

Additional Paid-In Capital – SAFEs

Prior to 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $3,072,400. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $1,200,000 to $22,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In the years ended December 31, 2022 and 2021, the Company issued additional SAFEs totaling $1,783,847. Similar to the previously issued SAFEs, they are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $50,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

As of December 31, 2022 and 2021, no SAFEs have been converted.

NOTE 7 – EQUITY-BASED COMPENSATION

In January 2019, the Company adopted a 2019 Stock Option and Grant Plan ("2019 Plan") which permits the grant or option of shares to its employees for up to 555,555 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

BOUNDARY LAYER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

The Company entered into an operating lease for yard space in March 2022. The lease has a 5-year term. Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 128,835
2024	132,700
2025	136,681
2026	140,781
2027	35,454
Total Future payments	$ 574,451
Less interest	(32,173)
Present value of lease liabilities	$ 542,278
Months remaining as of December 31 2022:	51
Interest rate	2.18%

The lease expense for the years ended December 31, 2022 and 2021 totaled $109,995 and $0, respectively.

The Company entered into a financing lease for forklift in July 2022. The lease has a 4 year term with a purchase option upon completion. Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 7,146
2024	7,146
2025	7,146
2026	7,146
Total Future payments	$ 25,606
Less interest	(1,769)
Present value of lease liabilities	$ 23,837
Months remaining as of December 31 2022:	43
Interest rate	3.15%

The lease expense for the years ended December 31, 2022 and 2021 totaled $109,995 and $0, respectively.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this

BOUNDARY LAYER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

SAFE notes

In 2023 the Company issued additional SAFEs in an aggregate of $235,000.

Related Party Loans

In January and June 2023, the Company received two additional related party loans from the founder for a total of $450,000. Both loans have a stated interest rate of 4.42% and have no specific maturity date.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,235,000 maximum.

Management's Evaluation

Management has evaluated subsequent events through November 9, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.